Exhibit 3.2

AMENDMENT TO THE AMENDED BYLAWS

OF MAN SANG HOLDINGS, INC.

(Effective as of August 4, 2005)

Article II, Section 2.05 of the Company’s Bylaws is hereby deleted in its entirety, and the following Article II, Section 2.05 is hereby substituted in its place:

“2.05 CLOSING TRANSFER BOOKS AND FIXING RECORD DATE

The Board of Directors may not close the Company’s share transfer books for any purpose. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, not later than sixty (60) days and, in case of a meeting of shareholders, not earlier than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.”